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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

IFTH Acquisition Corp.
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
456797109
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8009
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	456797109	Page	2	of	5

1	NAMES OF REPORTING PERSONS Blue Moon Energy Partners LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		2,570,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,570,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,570,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Blue Moon Energy Partners LLC is owned by R&R Consulting Partners LLC (50%), Barry Edelstein (16.67%), Jeffrey Cobb (16.67%) and William Caragol (16.67%). R&R Consulting Partners LLC is controlled by Scott R. Silverman.

CUSIP No. 456797109	Page 3 of 5
Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of IFTH Acquisition Corp., a Delaware corporation (“IFTH”), and is being filed on behalf of Blue Moon Energy Partners LLC (“Blue Moon”) to amend the Schedule 13D that was originally filed on August 11, 2008 with the Securities and Exchange Commission. Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 1.
Scott R. Silverman, who controls a member of Blue Moon, R&R Consulting Partners LLC, and who is a manager of Blue Moon, and William J. Caragol, a member and manager of Blue Moon, together with Blue Moon may be deemed to have become members of a group with respect to the shares of common stock, par value $0.01, of IFTH (the “Shares”) beneficially owned by them; however, the reporting person disclaims membership in a group. This Amendment constitutes a separate filing on Schedule 13D by Blue Moon in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Messrs. Silverman and Caragol are responsible solely for the information contained in their filings on Schedule 13D. See Item 5 for additional information regarding the Shares that Messrs. Silverman and Caragol may be deemed to beneficially own.
Item 5. Interest in Securities of the Issuer
The following information amends and restates the information previously provided in Item 5.
(a) and (b) Blue Moon beneficially owns 2,570,000 Shares, representing 36% of the outstanding common stock of IFTH. Blue Moon has the sole power to vote and to dispose of the 2,570,000 Shares. Each of the managers of Blue Moon beneficially own shares of common stock as follows:

	Potential
	Deemed				Potential
	Ownership		Total Potential		Deemed
	Through	Other shares	Deemed		Ownership
Manager	Blue Moon	held	Ownership		Percentage
Scott R. Silverman	2,570,000	1,550,000	4,120,000	(1)	57.7%
William J. Caragol	2,570,000	1,000,000	3,570,000	(2)	50%
(1) Includes 450,000 options exercisable for Shares of IFTH. Mr. Silverman has sole voting power over all of these Shares and sole dispositive power over 3,620,000 Shares. Mr. Silverman lacks dispositive power over 500,000 Shares, which are restricted as to transfer and vest upon the completion of a strategic transaction involving IFTH.
(2) Mr. Caragol has sole voting power over all of these Shares and sole dispositive power over 3,070,000 of these Shares. Mr. Caragol lacks dispositive power over 500,000 Shares, which are restricted as to transfer and vest upon his appointment as an officer or director.

CUSIP No. 456797109	Page 4 of 5
(c) On October 24, 2008, Mr. Silverman, as chairman of the board of IFTH and in lieu of salary compensation through the end of 2009, was granted 1,000,000 Shares, 500,000 of which is restricted and vest upon the completion of a strategic transaction involving IFTH. On October 24, 2008, Mr. Caragol, due to his appointment as acting chief executive officer and acting chief financial officer of IFTH, and in lieu of salary compensation through the end of 2009, received 1,000,000 Shares, 500,000 of which is restricted and vest upon his appointment as an officer or director.
Except for the transactions described herein, to the best of Blue Moon’s knowledge as of the date hereof, neither Blue Moon nor any of its managers named above has effected any transaction in Shares of IFTH during the past 60 days.
(d) Blue Moon and its members, William J. Caragol, Barry Edelstein, Jeffrey Cobb and R&R Consulting Partners LLC, and its controlling member, Scott R. Silverman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of IFTH common stock deemed to be beneficially owned by Blue Moon.
(e) Not applicable.

CUSIP No. 456797109	Page 5 of 5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 10, 2008
BLUE MOON ENERGY PARTNERS LLC
By: /s/ William J. Caragol
Name: William J. Caragol
Title: Manager